FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or “the Company”)

APPOINTMENT OF MR MATTHEWS SELLO MOLOKO TO THE GOLD FIELDS BOARD

In terms of Section 3.59 of the Listings Requirements of JSE Limited
(“JSE”), the Board is pleased to announce the appointment of Mr Matthews
Sello Moloko as an independent Non-Executive Director of Gold Fields with effect from 24 February 2011.

Mr Moloko is the Executive Chairman, founder and shareholder of Thesele
Group and Chairman of Alexander Forbes Group. He also serves on the Sycom
Property Fund Board as an independent Non-Executive Deputy Chairman. Mr
Moloko is a member of the Nelson Mandela Foundation Sustainability and
Investment Committee. He previously served on the Financial Sector
Charter Council as a representative of the Black Business Council through the Association of Black Securities and Investment Professionals
(“ABSIP”).

Mr Moloko completed a BSc Honours degree in Mathematics and a Post
Graduate Certificate in Education at the University of Leicester in 1988
and 1989, respectively. In 2003, he completed the Advanced Management
Programme at The Wharton School at the University of Pennsylvania.

Mr Moloko received recognition for his achievements in financial services from the Black Business Economic Circle and ABSIP and the latter with the
Financial Services Pioneer award.

The Board welcomes Mr Moloko to the Gold Fields Group and looks forward to his valuable contribution.

25 February 2011
Sponsor
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2011

GOLD FIELDS LIMITED
By:

Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
                Relations and Corporate Affairs